Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Middle River Aircraft Systems Salaried Savings Plan:
We consent to the incorporation by reference in the registration statements (Nos. 333-42695, 333-155587 and 333-158069) on Form S-8 of General Electric Company of our report dated June 26, 2019, with respect to the statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for plan benefits for the years then ended and the supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of The Middle River Aircraft Systems Salaried Savings Plan.

/s/ KPMG LLP
KPMG LLP

Albany, New York
June 26, 2019